Exhibit (f)(3)

Delaware Revised Uniform Limited Partnership Act

Delaware Code Title 6 § 17-212: A partnership agreement or an agreement of merger or consolidation or a plan of merger may provide that contractual appraisal rights with respect to a partnership interest or another interest in a limited partnership shall be available for any class or group or series of partners or partnership interests in connection with any amendment of a partnership agreement, any merger or consolidation in which the limited partnership is a constituent party to the merger or consolidation, any conversion of the limited partnership to another business form, any transfer to or domestication or continuance in any jurisdiction by the limited partnership, or the sale of all or substantially all of the limited partnership’s assets. The Court of Chancery shall have jurisdiction to hear and determine any matter relating to any such appraisal rights.